UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RDO Equipment Co.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

749413-10-0

(CUSIP Number)

Ronald D. Offutt

RDO Equipment Co.

2829 South University Drive

Fargo, ND  58109

(701) 239-8730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Thomas R. Marek, Esq.

Oppenheimer Wolff & Donnelly LLP

3300 Plaza VII

45 South 7th Street

Minneapolis, MN  55402

November 15, 2002

(Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

Cusip No. 749413 10 0	Page 2 of 6 Pages

1		Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Ronald D. Offutt
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds N/A
5		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially owned by each reporting person with:	7	Sole Voting Power 8,134,184 (includes 7,450,492 shares of Class B Common Stock which is convertible into 7,450,492 shares of Class A Common Stock)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,134,184 (includes 7,450,492 shares of Class B Common Stock which is convertible into 7,450,492 shares of Class A Common Stock)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,134,184 (includes 7,450,492 shares of Class B Common Stock which is convertible into 7,450,492 shares of Class A Common Stock)
12		Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 63.7%
14		Type of Reporting Person IN

SCHEDULE 13D

                Pursuant to Rule 13d-2(a), this Schedule 13D Amendment No. 1 amends Mr. Offutt’s Amendment No. 2 to Schedule 13G dated April 1, 2000 and Mr. Offutt’s Schedule 13D dated December 8, 2000.

Item 1.  Security and Issuer.

                This Statement relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) of RDO Equipment Co., a Delaware corporation (“RDOE”).  The address of the principal executive offices of RDOE is 2829 South University Drive, Fargo, ND  58109.

Item 2.  Identity and Background.

                (a)           This Schedule 13D Amendment No. 1 is being filed by and on behalf of Ronald D. Offutt.

                (b)           Mr. Offutt’s principal business and office address is 2829 South University Drive, Fargo, ND  58109.

                (c)           Mr. Offutt currently is the Chairman of the Board and the Chief Executive Officer of RDOE.

                (d) - (e)     During the last five years, Mr. Offutt has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            Mr. Offutt is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

                The purpose of this amendment is to report an Addendum to Stock Option Agreement, dated November 15, 2002, to that certain Stock Option Agreement dated February 1, 1994 and as amended on January 10, 1997 between Mr. Offutt and Paul T. Horn.  RDOE is not a party to either the addendum or the Stock Option Agreement.  Pursuant to the terms of the addendum, Mr. Horn may exercise his option agreement with respect to approximately 38,300 shares on November 29, 2002 and May 29, 2003 and with respect to approximately 38,300 shares on each May 29 thereafter until 2011.  Mr. Horn has the right to require Mr. Offutt to purchase on dates that are no less than six months after each option exercise beginning on November 30, 2003 through 2011 with the final option ending on May 31, 2012.  Mr. Offutt has agreed to finance the purchase of any exercise of up to 38,300 shares at a time upon Mr. Horn’s option exercise at a rate of 6.65%.   Mr. Offutt is agreeing to this addendum in order to provide a mechanism whereby Mr. Horn can realize the compensatory benefit of his option in this arrangement that is solely between Messrs. Offutt and Horn.

                As of the date hereof, except as noted in the above preceding paragraph, Mr. Offutt has no plans or proposals regarding:

                (i)            Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving RDOE or any of its subsidiaries;

                (ii)           A sale or transfer of a material amount of assets of RDOE or any of its subsidiaries;

                (iii)          Any change in the present Board of Directors or management of RDOE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                (iv)          Any material change in the present capitalization or dividend policy of RDOE;

                (v)           Any other material change in RDOE’s business or corporate structure;

                (vi)          Changes in RDOE’s charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of RDOE by any person;

                (vii)         Causing a class of securities of RDOE to be delisted from a national securities exchange or to cease to be authorized to be quoted in the New York Stock Exchange market;

                (viii)        A class of the equity securities of RDOE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                (ix)           Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                (a)           As of November 1, 2002, Mr. Offutt beneficially owned 683,692 (12.8% of the Class A Common Stock, including 130,000 shares issuable upon exercise of stock options) and 7,450,492 shares (100% of the Class B Common Stock) for an aggregate of 8,134,184 shares (63.7% of the Class A Common Stock and Class B Common Stock on an as converted basis based upon 12,644,600 shares outstanding on August 31, 2002, as reported in RDOE’s most recent Form 10-Q filed on September 13, 2002).  These shares exclude 12,903 shares of Class A Common Stock owned by Mr. Offutt’s spouse as to which shares he disclaims any beneficial ownership.

                (b)           Mr. Offutt has sole voting and dispositive power with respect to the 8,108,184 shares of Class A Common Stock owned of record by Mr. Offutt.

                (c)           See the disclosure under Item 5(a) above.

                (d)           Not applicable.

                (e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

                Mr. Offutt entered into a Stock Option Agreement, dated February 1, 1994, as amended, with each of Allan F. Knoll, Office of the Chairman and Corporate Secretary of RDOE and Paul T. Horn, Office of the Chairman and President of RDOE, pursuant to which Mr. Knoll has an option to purchase 608,595 shares of Class A Common Stock at an exercise price of $3.03 per share and Mr. Horn has an option to purchase 383,005 shares of Class A Common Stock at an exercise price of $3.03 per share.

Each Stock Option Agreement expires on February 1, 2020.  On November 1, 2002, Mr. Horn and Mr. Offutt entered into an addendum to his Stock Option Agreement, a copy of which is attached to this Schedule 13D/A.

                Except as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Offutt and any other person with respect to any securities of RDOE.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.3	Addendum to Stock Option Agreement dated November 1, 2002 between Ronald D. Offutt and Paul T. Horn

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002.	/s/ Ronald D. Offutt
Ronald D. Offutt

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
7.1	Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Allan F. Knoll, as amended	Incorporated by reference to Exhibit 7.1 contained in Mr. Offutt’s Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
7.2	Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Paul T. Horn, as amended	Incorporated by reference to Exhibit 7.2 contained in Mr. Offutt’s Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
7.3	Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn	Filed herewith electronically.